UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Jonathan P. Wendt

Assistant Secretary and Senior Managing Counsel

Dow Inc.

2211 H.H. Dow Way

Midland, MI 48674

(989) 636-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard B. Alsop, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-7333

March 31, 2023

(Date of Event which Requires Filing of this Amendment No. 14)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00856G109	13D

1	Names of Reporting Person Dow Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (See Item 5)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0 (See Item 5)
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11): 0%
14	Type of Reporting Person (See Instructions) : CO

CUSIP No. 00856G109	13D

1	Names of Reporting Person The Dow Chemical Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (See Item 5)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0 (See Item 5)
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11): 0%
14	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) amends and supplements the Schedule 13D, filed by The Dow Chemical Company (“TDCC”) on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed by TDCC on May 12, 2016, and as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed by TDCC on April 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by TDCC and DowDuPont Inc. (“DowDuPont”) on September 8, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by TDCC and DowDuPont on May 4, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by TDCC and DowDuPont on July 6, 2018, as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by TDCC and DowDuPont on September 4, 2018, as amended by Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by TDCC and DowDuPont on September 25, 2018, as amended by Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed by TDCC and DowDuPont on October 17, 2018, as amended by Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed by TDCC and DowDuPont on November 13, 2018, as amended by Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed by TDCC and DowDuPont on January 9, 2019, as amended by Amendment No. 11 to Schedule 13D (“Amendment No. 11”) filed by Dow Inc. (“Dow”), TDCC and DowDuPont on April 3, 2019, as amended by Amendment No. 12 to Schedule 13D (“Amendment No. 12”) filed by Dow and TDCC on February 14, 2020, and as amended by Amendment No. 13 to Schedule 13D (“Amendment No. 13”) filed by Dow and TDCC on June 14, 2020, relating to the common stock, par value $0.0001 per share (“Common Stock”) of AgroFresh Solutions, Inc. (the “Issuer”) (as so amended through Amendment No. 13, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 14 have the meanings set forth for such terms in the Schedule 13D. This Amendment No. 14 amends and supplements the Schedule 13D to include the information set forth below.

As of the date of this Amendment No. 14, the Reporting Persons (as defined below) are no longer beneficial owners of more than five percent (5%) of the Issuer’s Common Stock. Accordingly, the filing of this Amendment No. 14 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by (i) TDCC, a Delaware corporation, with a principal business and office address of 2211 H.H. Dow Way, Midland, MI 48674, and (ii) Dow, a Delaware corporation, with a principal business and office address of 2211 H.H. Dow Way, Midland, MI 48674 (each of TDCC and Dow, a “Reporting Person” and, collectively, the “Reporting Persons”).

The name, residence or business address, present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted) of the directors and executive officers of each Reporting Person (each, a “Scheduled Person” and, collectively, the “Scheduled Persons”) are as set forth on Appendix A attached hereto and are incorporated herein by reference. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

Dow is the parent company of TDCC. Dow combines global breadth; asset integration and scale; focused innovation and materials science expertise; leading business positions; and environmental, social and governance leadership to achieve profitable growth and deliver a sustainable future. Dow’s ambition is to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Dow’s portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated, science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer applications.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Each of Item 5(a), Item 5(b), Item 5(c) and Item 5(e) is hereby amended and restated in its entirety with the following:

(a) and (b) The information included in Item 5(c) of this Amendment No. 14 is incorporated herein by reference.

(c) Pursuant to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated November 21, 2022, by and among Project Cloud Holdings, LLC, a Delaware limited liability company (“Parent”), Project Cloud Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, on March 31, 2023, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), as a result of the Merger and pursuant to the terms of the Merger Agreement, each share of Common Stock of the Issuer that was beneficially owned by the Reporting Persons and outstanding immediately prior to the Effective Time (collectively, the “Reporting Persons’ Shares”) was automatically converted into the right to receive $3.00 in cash per share, without interest (the “Merger Consideration”). In addition, at the Effective Time, as a result of the Merger and pursuant to the terms of the Merger Agreement, all of the Reporting Persons’ Shares (which converted into the right to receive the Merger Consideration) ceased to be outstanding, were cancelled and ceased to exist.

Accordingly, as a result of the Merger, on March 31, 2023, each of the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock of the Issuer.

Except as described in this Amendment No. 14, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock of the Issuer during the past 60 days.

(e) As a result of the events described in Item 5(c) of this Amendment No. 14, as of March 31, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer. Accordingly, the filing of this Amendment No. 14 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and between Dow Inc. and The Dow Chemical Company (incorporated herein by reference to Exhibit 1 to Amendment No. 12).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 4, 2023.

DOW INC.

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: General Counsel and Corporate Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: General Counsel and Corporate Secretary

Appendix A

Information Concerning Executive Officers and

Directors of Dow Inc. and The Dow Chemical Company

The current executive officers and directors of Dow Inc. (“Dow”) and The Dow Chemical Company (“TDCC”) and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with both Dow and TDCC and each individual is a citizen of the United States of America. In addition, unless otherwise indicated, the business address for each individual is Dow Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

Executive Officer Name	Present Principal Position or Occupation

Lisa Bryant	Chief Human Resources Officer

Karen S. Carter	President, Packaging & Specialty Plastics

Ronald C. Edmonds	Controller and Vice President of Controllers and Tax

Jim Fitterling	Chairman and Chief Executive Officer

Mauro Gregorio	President, Performance Materials & Coatings

Jane Palmieri	President, Industrial Intermediates & Infrastructure

John M. Sampson	Senior Vice President, Operations, Manufacturing and Engineering

A. N. Sreeram	Senior Vice President, Research & Development and Chief Technology Officer

Howard Ungerleider	President and Chief Financial Officer

Amy E. Wilson	General Counsel and Corporate Secretary

Dow Inc. Director Name	Present Principal Occupation or Employment

Samuel R. Allen	Former Chairman and Chief Executive Officer, Deere & Company, an agriculture, construction and forestry machinery manufacturing company

Gaurdie E. Banister Jr.	Former President and Chief Executive Officer of Aera Energy LLC, an oil and gas exploration and production company jointly owned by Shell Oil Company and ExxonMobil

Wesley G. Bush	Former Chairman and Chief Executive Officer, Northrop Grumman, a global aerospace and defense technology company

Richard K. Davis	Former Executive Chairman and Chief Executive Officer, U.S. Bancorp, parent company of U.S. Bank, one of the largest commercial banks in the United States

Jerri DeVard	Former Executive Vice President and Chief Customer Officer of Office Depot, Inc., an office supply retailing company

Debra L. Dial*	Senior Vice President - Chief Accounting Officer and Controller of AT&T Inc., a global telecommunications company

Jeff M. Fettig	Former Chairman and Chief Executive Officer, Whirlpool Corporation, a manufacturer of home appliances

Jim Fitterling	See above table with respect to executive officers.

Jacqueline C. Hinman	Former Chairman and Chief Executive Officer of CH2M HILL Companies, an engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions

Luis Alberto Moreno**	Managing Director at Allen & Co LLC, a private investment bank

Jill S. Wyant	President and Chief Executive Officer, Madison Indoor Air Quality, comprised of a portfolio of brands and collection of teams specializing in indoor air quality

Daniel W. Yohannes	Former U.S. Ambassador to the Organisation for Economic Co-operation and Development, an international forum promoting economic growth, sustainable development and energy security

*	Debra L. Dial has announced her intent to retire from AT&T Inc. effective June 1, 2023.
**	Luis Alberto Moreno is a citizen of Colombia.

The directors of TDCC are Jim Fitterling and Howard Ungerleider. Please see the above table with respect to executive officers.